NOTIFICATION  OF  THE  REMOVAL  FROM  LISTING  AND REGISTRATION OF THE STATED
SECURITIES

The American Stock Exchange LLC hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on November 19, 2007, pursuant to the provisions of Rule 12d2-2 (a). 17CFR240.12d2-2(a)(2)

The removal of UBS AG TIERS S&P 500 Index-Linked Notes, offering protection up to 25% decline in S&P 500 Index, maturing November 5, 2007 is being effected because the Exchange knows or is reliably informed that the entire class of this security was redeemed or paid at maturity or retirement on November 5, 2007.

The security was suspended by the Exchange on November 6, 2007.